Via Facsimile and U.S. Mail
Mail Stop 6010

February 14, 2008

Thomas C. Hofmeister
Vice President of Finance
(Chief Accounting Officer)
Hanger Orthopedic Group, Inc.
Two Bethesda Metro Center
Suite 1200
Bethesda, MD 20814

> **Re:** **Hanger Orthopedic Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **File No. 001-10670**

Dear Mr. Hofmeister:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief